SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: November 7, 2003

List of materials

Documents attached hereto:

i)	A press release regarding Bertelsmann AG and Sony Corporation’s agreement to form joint music group

BERTELSMANN AG AND SONY CORPORATION

AGREE TO FORM JOINT MUSIC GROUP

The international media and entertainment companies Bertelsmann AG and Sony Corporation today announced that they have signed a non-binding letter of intent to form a jointly owned recorded music company to be called Sony BMG. The company will be 50% owned by Bertelsmann and 50% owned by Sony.

The joint venture of BMG and Sony Music Entertainment will combine their recorded music businesses. The new company would not include the companies’ music publishing, physical distribution and manufacturing businesses.

Rolf Schmidt-Holtz, currently Chairman and Chief Executive Officer of BMG, would serve as Chairman of the Board of the new joint venture. The Board of Directors of the new company would be made up of an equal number of representatives from Sony and Bertelsmann.

Andrew Lack, Chairman and Chief Executive Officer of Sony Music Entertainment, would be Chief Executive Officer. The newly formed joint venture would include senior executives from both music groups.

Consummation of the transaction remains subject to a number of conditions, including approvals of the regulatory authorities in the US and the European Union.

Contact:	Keith Estabrook	Patrick Reilly
	Sony Music Entertainment	BMG
	212.833.4647	212.930.4961

	Ann Morfogen	Oliver Herregesell
	Sony Corporation of America	Bertelsmann AG
	212.833.6873	011 49 52 41 80 24 66

Mack Araki
Sony Corporation of America
212.833.6821